Exhibit 99.1

July 20, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir,

Sub: AGM Proceedings

We are hereby submitting the summary of Proceeding of 72nd Annual General Meeting held on July 19, 2018.

The same have been made available at the Company’s website www.wipro.com

Thanking You,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Encl: As Above

SUMMARY OF PROCEEDINGS OF THE 72nd ANNUAL GENERAL MEETING

The 72nd Annual General Meeting (the “AGM”) of the members of Wipro Limited (the “Company’) was held on Thursday, July 19, 2018 at 4.00 PM at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bangalore-561229, India.

The following Directors were present:

1.	Mr. Azim H Premji	Chairman and Managing Director
2.	Mr. Narayanan Vaghul	Independent Director & Chairman of Audit, Risk and Compliance Committee
3.	Dr. Ashok S Ganguly	Independent Director & Chairman of Board Governance, Nomination and Compensation Committee
4.	Mr. William A Owens	Independent Director & Chairman of Strategy Committee
5.	Mr. M.K Sharma	Independent Director & Chairman of Administrative and Shareholder/Investor Grievance Committee
6.	Ms. lreena Vittal	Independent Director
7.	Dr. Patrick J Ennis	Independent Director
8.	Mr. Patrick Dupuis	Independent Director
9.	Mr. Abidali Z Neemuchwala	Chief Executive Officer and Executive Director
10.	Mr. Rishad A Premji	Chief Strategy Officer and Executive Director

In attendance:

1	Mr. Jatin P Dalal	Chief Financial Officer
2	Mr. M Sanaulla Khan	Company Secretary
3	Mr. N Venkatram	Partner, Deloitte Haskins and Sells LLP, Statutory Auditor
4	Mr. V. Sreedharan	Scrutinizer, V Sreedharan & Associates

Members Present:

1) In Person - 323

2) By Proxy - 8

Pursuant to Article 96 of Articles of Association of the Company, Mr. Azim H Premji being the Chairman of the Board took the chair and conducted the proceedings of the Meeting, the requisite quorum being present. The Chairman addressed the shareholders and spoke about global economic prospects, the digital world, the Spirit of Wipro and creation of stakeholder value.

The Chairman thereafter declared that the copies of audited financial statements for the year ended March 31 , 2018, Director’s and Auditor’s report had been posted/emailed as the case may be, to all the Members and that the original documents including the Register of Director’s Shareholding, Minutes of Annual General Meeting, copies of Audited Financial Statements etc were available for inspection. With the permission of the members, the Chairman considered the Notice of the AGM and statutory auditor’s report as read. The Chairman further informed the shareholders that e-voting facility has been provided to all Members to vote electronically and that there will be no voting by show of hands at the meeting. The members who could not avail e-voting facility were enabled to vote through lnsta-Poll facility provided at the venue of the meeting.

Clarifications were provided to the queries raised by the members.

The following items of business, as per the Notice of the AGM were transacted -

1.

Adoption of audited Financial Statements (including Consolidated Financial Statements) for the financial year ended March 31 , 2018 and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution)

2.	Confirmation of the payment of Interim Dividend of ₹ 1 per equity share already paid during the year as the Final Dividend for the financial year ended March 31 , 2018 (Ordinary Resolution)

3.	Appointment of Director in place of Mr. Rishad Premji (DIN:02983899) who retires by rotation and being eligible, offers himself for re-appointment (Ordinary Resolution)

4.	Re-appointment of Ms. lreena Vittal (DIN: 05195656) as Independent Director of the Company for a further period of 5 years (Special Resolution)

Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan and Associates, Company Secretaries, had been appointed as the Scrutinizer for the Poll at this meeting and to report on the combined voting results of e-voting and the lnsta-Poll for each of the items as per the notice of the AGM. The scrutinizers’ report was received and accordingly all the resolutions as set out in the notice of the AGM were declared as approved with requisite majority.

For Wipro Limited

M Sanaulla Khan

Company Secretary